Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of August 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: August 25, 2006


List of materials

Documents attached hereto:


i) Statement re Battery Packs

_____________________________


Sony Corporation

Statement Regarding Sony's Support of Apple's Recall of Lithium Ion Battery Packs Used in Apple Notebook Computers

Today, in conjunction with the U.S. Consumer Product Safety Commission, Apple Computer announced a voluntary recall of lithium ion battery packs used in certain Apple notebook computers. The recalled packs contain battery cells originally manufactured by Sony.

Sony is committed to the safety of consumers and supports this recall by our customer Apple.

At this time, Sony anticipates no further recalls of battery packs using these particular battery cells.

The recall arises because, on rare occasions, microscopic metal particles in the recalled battery cells may come into contact with other parts of the battery cell, leading to a short circuit within the cell. Typically, a battery pack will simply power off when a cell short circuit occurs. However, under certain rare conditions, an internal short circuit may lead to cell overheating and potentially flames. The potential for this to occur can be affected by variations in the system configurations found in different notebook computers.

Sony has introduced a number of additional safeguards into its battery manufacturing process to address this condition and to provide a greater level of safety and security. We believe the issue has been addressed to the satisfaction of our customers.

Sony currently estimates that the overall cost to Sony in supporting the recall programs of Apple and Dell will amount to between 20 billion yen and 30 billion yen. This overall cost is an estimate based on the costs of replacement battery packs and any other related costs to be incurred by Sony.